SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs to the market”

Mexico City, August 29, 2017. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs that today its subsidiary Comunicación Celular, S.A. (“COMCEL”) has fulfilled, under protest and reserving all of its rights and those of its shareholders, the payment obligation contained on the arbitral award under the arbitration initiated by Colombia’s Ministry of Information and Communications (Ministerio de Tecnologías de la Información y las Comunicaciones de Colombia or “MinTIC”) against COMCEL, in relation with its request to declare the enforceability of the clause, included in the concession agreements, providing for the reversion of wireless telecommunication assets related to the provision of services operated by COMCEL until 2013.

COMCEL is challenging the arbitral award in accordance with Colombian legislation. COMCEL will exhaust every national and international available legal action to challenge the arbitral award.

Additionally, in August 2016, AMX initiated an arbitration claim under the Free Trade Agreement between Mexico and Colombia (“FTA Mexico Colombia”) with respect to certain measures adopted by Colombia against AMX’s and COMCEL’S investments in breach of the FTA Mexico-Colombia and international law.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 29, 2017

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact